 Filed Pursuant to General Instruction II.L. of Form F-10
 File No. 333-240504

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JANUARY 29, 2021
New IssueMay 17, 2021
Up to US$50,000,000
Common Shares
This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of Americas Gold and Silver Corporation (“Americas Gold”, “we”, “us”, “our” or the “Company”) having an aggregate offering price of up to US$50,000,000. Americas Gold has entered into an At The Market Offering Agreement dated May 17, 2021 (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”) and Roth Capital Partners, LLC (together with the Lead Agent, the “Agents”) pursuant to which Americas Gold may distribute Offered Shares from time to time through the Lead Agent, as its agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under a registration statement filed under the US Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (File No. 333-240504), filed and effective with the United States Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “Plan of Distribution”.
The outstanding Common Shares are listed for trading on the TSX under the symbol “USA” and on the NYSE American LLC (the “NYSE American”) under the symbol “USAS”. On May 14, 2021, the last trading day before the date of this Prospectus Supplement, the closing trading price of the Common Shares was C$2.73 per Common Share on the TSX and US$2.26 per Common Share on the NYSE American.
The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The Company has applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements.
The Company is permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States.
The consolidated financial statements of the Company incorporated by reference herein are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus may be residents of a foreign country, and that a substantial portion of the Company’s assets and all or a substantial portion of the assets of such persons may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR BY ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
You should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” and you should consult your own tax advisor with respect to your particular circumstances.
Upon delivery of a placement notice by the Company, if any, the Lead Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.
The Company will pay the Lead Agent a broker fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agents for certain expenses in connection with the Sales Agreement as described in the “Plan of Distribution.” In connection with sales of the Offered Shares under the Offering, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.
No Agent involved in the Offering, no affiliate of such Agent, and no person acting jointly or in concert with such Agent has over-allotted, or will over-allot, Common Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.
Lead Agent
H.C. WAINWRIGHT & CO.
Co-Agent
ROTH CAPITAL PARTNERS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference herein or therein.
You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information filed with the SEC and with the securities regulatory authorities in each of the provinces of Canada, except Quebec, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.
The Company is subject to the information requirements of the US Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada, except Quebec. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare these reports and other information in accordance with the Canadian disclosure requirements. These requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.
This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Prospectus. See “Documents Incorporated by Reference”.
Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Americas Gold” or the “Company” refer to Americas Gold and Silver Corporation and include each of its subsidiaries as the context requires.

FINANCIAL INFORMATION
Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS as issued by the International Accounting Standards Board, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars. In this Prospectus Supplement and the accompanying Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as “$” or “US$”. Canadian dollars are referred to as “C$”. The high, low, average and period-end exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as reported by the Bank of Canada, were as follows:
	Three months ended March 31, 2021	Three months ended March 31, 2020	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
High	1.2828	1.4496	1.4496	1.3600	1.3642
Low	1.2455	1.2970	1.2718	1.2988	1.2288
Average	1.2660	1.3449	1.3415	1.3269	1.2957
Period End	1.2575	1.4187	1.2732	1.2988	1.3642
The exchange rate reported by the Bank of Canada for May 14, 2021 was C$1.00 = US$0.8258 or US$1.00 = C$1.2109.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein, include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production; production guidance and net revenue expectations; anticipated cash flows; expected recoverability of stacked gold ounces; costs of production; capital expenditures; costs and timing of development; the timing of receipt the record of decision for the Phase 2 environmental impact statement at Relief Canyon (as defined herein); the expected timing and/or results of the conclusions of the data compilation and analysis being conducted in respect of the Relief Canyon operations; the Company’s ability to improve the operational and financial performance of its assets; the success of exploration and development activities; statements regarding the recapitalization plan (the “Recapitalization Plan”) for the Galena Complex (as defined herein), including with respect to underground development improvements, equipment procurement and the high-grade extension exploration drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; expectations with respect to dividends, the Company’s ability to ramp up to and reach full production at, and to operate, Relief Canyon on expected timelines and any impact of the COVID-19 pandemic affecting the achievement of those milestones; issues relating to the COVID-19 pandemic and its resurgence affecting the Company’s Cosalá Operations (as defined herein); the potential for resolution at the Company’s Cosalá Operations and the resumption of mining and processing operations thereat, including expected production levels; the level of support from the Mexican government with respect to the long-term stability of Company’s Cosalá Operations, and its ability to maintain such support in the near- and long-term; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; the anticipated offering of Common Shares under the Offering and the anticipated use of proceeds from the Offering, if any; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex; the liquidity of the Common Shares; and other events or conditions that may occur in the future.
Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions, including the market reaction to the COVID-19 pandemic, which may affect the Company’s results of operations and financial condition; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19 and/or the emergence of new strains of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence, including potential material adverse effects on the Company’s business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on the Company’s business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of the San Rafael project as well as its Cosalá Operations, the Galena Complex (as defined herein) and Relief Canyon, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; uncertainty as to the Company’s ability to continue as a going concern; and risks relating to climate change and the legislations governing it.
This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Forward-Looking Statements” in the “Management’s Discussion and Analysis” contained in the Company’s Annual MD&A (as defined herein). Investors and others should carefully consider these risks and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in the Company’s public filings with provincial securities regulatory authorities which can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and with the SEC which can be found on the Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov/edgar.shtml.
The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein or therein represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include those relating to: the Company’s budget, including expected costs and cash flows and the assumptions regarding market conditions and other factors upon which management has based the Company’s expenditure expectations; the Company’s ability to raise additional capital to proceed with the Company’s exploration, development and operations plans, including the Recapitalization Plan; the Company’s ability to continue to operate on a going concern basis; the timing of ramp-up to and achievement of full production at Relief Canyon; the Company’s production estimates at Relief Canyon and the Galena Complex; financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; the Company’s operations and key suppliers are essential services or business and the Company’s employees, contractors and subcontractors will be available to continue exploration, development and operation activities; the Company’s ability to obtain all necessary regulatory approvals, permits and licenses for the Company’s planned activities under governmental and other applicable regulatory regimes; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s expectations regarding tax rates, currency exchange rates, and interest rates; the Company’s mineral reserve and mineral resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; the Company’s operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development, exploration or operational risks. Although forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein or therein are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The Company cannot guarantee future results, levels of activity, performance or achievements and, should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING
PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.
See Appendix A to the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in each of the provinces of Canada, except Quebec. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 145 King Street West, Suite 2870, Toronto, Ontario, M5H 1J8, Canada, telephone (416) 848-9503, and are also available electronically in Canada through SEDAR at www.sedar.com or in the United States through the SEC’s EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.
As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces of Canada, except Quebec, are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or the accompanying Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, as further described below:
a)
the Company’s annual information form dated March 29, 2021 for the year ended December 31, 2020 (the “Annual Information Form”);

b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019 and the reports of the auditors thereon;

c)
management’s discussion and analysis of the Company for the year ended December 31, 2020 (the “Annual MD&A”);

d)
the condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 and 2020 (the “Interim Financial Statements”);

e)
management’s discussion and analysis of the Company for the three months ended March 31, 2021 and 2020 (the “Interim MD&A”);

f)
the management information circular dated April 30, 2021 with respect to the annual meeting of shareholders of the Company to be held on June 10, 2021; and

g)
the material change report of the Company dated January 19, 2021 in respect of the Company’s C$30 million bought deal offering of Common Shares (the “January 2021 Offering”).

All documents of the Company of the type described in Section 11.1(1) of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”), if filed by the Company with the provincial securities commissions or similar authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent that any document or information incorporated by reference in this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 that contains this Prospectus Supplement. In addition, the Company may incorporate by reference into the registration statement on Form F-10 that contains this Prospectus Supplement, other information from documents that the Company will file with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. In addition, the Company may also incorporate by reference in the accompanying Prospectus other information from documents that the Company will file with the provincial securities commissions or similar authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or any document (or part of a document) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the accompanying Prospectus, to the extent that a statement contained herein or in any other currently or subsequently filed document (or part of a document) that is later dated and is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consent of the Company’s auditor; (iii) the powers of attorney from the directors and certain officers of the Company, (iv) the consents of the “qualified persons” referred to in the Prospectus under “Interest of Experts”, and (v) the Sales Agreement described in this Prospectus Supplement.

SUMMARY OF THE OFFERING
The following is a summary of the principal features of the offering and is subject to, and should be read together with the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference in, this Prospectus Supplement and the accompanying Prospectus.
Offered Shares
Common Shares having an aggregate offering price of up to US$50,000,000.
Manner of Offering
Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made at market prices by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. See “Plan of Distribution”.
Use of Proceeds
The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing mine operations as well as for working capital and general corporate purposes. See “Use of Proceeds”.
Risk Factors
See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.
Tax Considerations
Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain U.S. Federal Income Tax Considerations”.
Trading Symbols
The Common Shares are listed for trading on the TSX under the symbol “USA” and the NYSE American under the symbol “USAS”.

THE COMPANY
The following is a summary of information relating to the Company and does not contain all the information about the Company that may be important to you. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and carefully consider the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.
The Company was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act. On December 23, 2014, a merger transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”). Following the completion of the Pershing Gold Transaction, the Company changed its name to Americas Gold and Silver Corporation pursuant to articles of amendment dated effective September 3, 2019. For a detailed chart illustrating the Company’s corporate structure, please refer to “Corporate Structure — Inter-Corporate Relationships” in the Annual Information Form.
The Company’s head office and registered office is located at 145 King Street West, Toronto, Ontario, M5H 1J8, Canada and its general corporate phone number is (416) 848-9503.
The Company and its Business
Americas Gold is a publicly-listed precious metals mining company engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. Americas Gold’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects.
The Company owns the Relief Canyon project (“Relief Canyon”) in Nevada, U.S.A. Relief Canyon encompasses an open pit mine and heap leach processing facility. The Company completed construction of Relief Canyon in late January 2020, with first gold production occurring on February 17, 2020, less than nine months since the start of construction in mid-May 2019 following closing of the Company’s acquisition of Pershing Gold. The Company achieved commercial production at Relief Canyon as of January 11, 2021 and is currently working to achieve full production there.
The Company also currently owns and operates the Cosalá Operations in Sinaloa, Mexico (the “Cosalá Operations”), which includes the Nuestra Señora silver-zinc-copper-lead mine, the San Rafael silver-zinc-lead mine and the EC120 silver-copper project and manages the 60%−owned Galena Complex in Idaho, U.S.A. (the “Galena Complex”). In the third quarter of 2020, the Company exercised its option to acquire a 100% interest in the San Felipe development project (“San Felipe”) in Sonora, Mexico, and the acquisition of the 100% interest in San Felipe was completed on October 8, 2020.

RISK FACTORS
Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should carefully consider the risk factors and the other information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein. An investment in the Offered Shares is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including in the Annual Information Form and the Annual MD&A under the heading “Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.
There can be no assurance of an active or liquid market for the Common Shares.
No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.
If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.
The market price of the Offered Shares may be subject to significant fluctuations in response to variations in the Company’s financial results or other factors.
The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including the NYSE American and the TSX, have experienced and may in the future experience significant price and trading fluctuations. These fluctuations have resulted and may result in volatility in the market prices of securities that was and is unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.
The Company may issue additional securities which may affect market prices and subject a holder to dilution.
The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus Supplement and the accompanying Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

There is no certainty regarding the net proceeds to the Company from the Offering.
There is no certainty that US$50,000,000, or any amount, will be raised under the Offering. The Lead Agent has agreed to use commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Lead Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.
The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.
Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.
The Company has broad discretion in the use of the net proceeds from the Offering.
Management will have broad discretion with respect to the use of the net proceeds from the Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the net proceeds from the Offering in ways that the Company’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the net proceeds of the Offering are used. At the date of this Prospectus Supplement, the Company intends to use the net proceeds from the Offering as described under the heading “Use of Proceeds”. However, the Company’s needs may change as the business and the industry the Company addresses evolve. As a result, the proceeds to be received in the Offering may be used in a manner significantly different from the Company’s current expectations.
The Company does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; therefore, the Company’s shareholders may not be able to receive a return on their Common Shares until they sell them.
The Company has never paid or declared any cash dividends on its Common Shares. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future because, among other reasons, the Company currently intends to retain any future earnings to finance its business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Company’s general financial condition and other factors the board of directors of the Company may consider appropriate in the circumstances. Until the Company pays dividends, which it may never do, its shareholders will not be able to receive a return on their Common Shares unless they sell them.
The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.
The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction and achieved commercial production on January 11, 2021, the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and Cosalá Operations are not currently in operations due to an illegal blockade at the site. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:
•
actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

•
short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

•
mine failures, slope and underground rock failures or equipment failures;

•
industrial accidents;

•
natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;

•
issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;

•
encountering unusual or unexpected geological conditions;

•
changes in power costs and potential power shortages;

•
shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•
labour shortages or strikes;

•
acts of terrorism, civil disobedience and protests; and

•
restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.
The Company recently achieved commercial production at Relief Canyon; however, it is still in the operational ramp-up phase leading up to full production capacity. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon has continued to be challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this analysis, the Company has identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the feasibility study. During the first phase of mining from the start of operations through late Q4-2020 (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company’s radial stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling, reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked, and disseminated onto the leach pad, resulting in lower-than-expected recovery of the placed gold ore.
Following realization of this adverse material, the Company has developed and implemented a more comprehensive ore control procedure to minimize the impact that the carbonaceous material could have on leach pad performance. Additional efforts focused on improving mining selectivity including the use of a hydraulic excavator operating on split (10 foot) benches when required. Phase 2 mining, which commenced in late Q4-2020/early Q1-2021, has demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, has decreased ore availability in Q1-2021 and into Q2-2021. As a result of these challenges, the

Company began two small run-of-mine test pads in Q1-2021 to evaluate the possibility of simplifying the flowsheet by bypassing the crushing and conveying circuits. Results have been encouraging and the operation has transitioned to this method of ore placement to further demonstrate its applicability with haul trucks now delivering the ore directly from the pit to the leach pad. The Company continues to evaluate options to improve the short-term operational and financial performance of the asset.
Additional improvements of the resource model are progressing, with incorporation of the latest geological detail from recent pit mapping and new data from an extensive re-assaying program of over 10,000 historic exploration pulp samples. Completion of this data compilation and analysis is targeted for late Q3-2021 as part of the Company’s mid-year update of its reserve and resource estimates.
As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million has been taken in Q1 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $23.0 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. As further test work is ongoing, future results may cause a reassessment of the remaining carrying value and cause a subsequent recovery or an increase to the impairment.
There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity, the expected timing and/or results of the conclusions of the data compilation and analysis, the Company’s ability to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities. In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.
There are risks related to Relief Canyon’s early years of production.
The first few years of production from the Relief Canyon Mine are subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase and ramp-up to full production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, estimated mineral reserves and mineral resources and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Relief Canyon may encounter or continue to encounter problems or be subject to delays, suspensions or a cessation of operations during the early stages of the production phase and the Company’s efforts to ramp-up production at Relief Canyon to expected full production or the failure to achieve full production, which may have other material adverse consequences for the Company, including its operating results, cash flow and financial condition.
If the Company is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. shareholders of the Company.
The Company believes it was not classified as a passive foreign investment company (“PFIC”) for its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year. The Company has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that the Company will not become a PFIC for any tax year during which U.S. holders own Common Shares.

If the Company is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) to treat the Company as a “qualified electing fund” (“QEF”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that Americas Gold will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This risk factor is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations”. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. At the end of the first quarter of 2021, a total impairment of $55.6 million was recorded in relation to Relief Canyon. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.
The Interim Financial Statements contain going concern disclosure.
The Interim Financial Statements contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. During 2020 and early 2021, the Company was successful in raising funds through equity offerings, debt arrangements, a convertible debenture, and registered a shelf prospectus in January 2021. The Company believes it will be able to raise additional financing as needed. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve sustaining production levels at Relief Canyon, and restart production at the Cosalá Operations in the near term, allowing the Company to generate sufficient operating cash flows, are significant judgments in the Interim Financial Statements. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed or limited or may not occur.
As a result, several material uncertainties, including gold production and related positive cash flows at Relief Canyon, timing of the restart of mining at the Cosalá Operations, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due, cast significant doubt upon the going concern assumption and ultimately on the appropriateness of the use of accounting principles applicable to a going concern.
There is uncertainty in the estimation of mineral reserves and mineral resources.
Mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, geotechnical factors, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.
Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves and mineral resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves and mineral resources. Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionally skew the estimates. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of mineral resources, mineral reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves and mineral resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.
Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.
CONSOLIDATED CAPITALIZATION
There has been no material change in the share and loan capital of the Company on a consolidated basis since March 31, 2021. See “Prior Sales”.
USE OF PROCEEDS
The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Lead Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Lead Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Common Shares actually sold and the offering price of such Common Shares. See “Plan of Distribution”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing mine operations as well as for working capital and general corporate purposes.
Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and the ultimate use of proceeds may vary materially from that set forth above. Accordingly, management of the Company will have significant discretion and flexibility in applying the net proceeds from the sale of Offered Shares. See “Risk Factors”.
PLAN OF DISTRIBUTION
The Company has entered into the Sales Agreement with the Agents pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$50,000,000 from time to time through the Lead Agent. The Lead Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on the NYSE American or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE American or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Lead Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agents will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares.
Under the terms of the Sales Agreement, the Company also may sell Common Shares to the Lead Agent as principal for its own individual account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Lead Agent as principal, the Company will enter into a separate terms agreement with the Lead Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.
The Company will designate the maximum number or amount of Offered Shares to be sold through the Lead Agent on a daily basis or otherwise as the Company and the Lead Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Lead Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Lead Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Lead Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.
The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon three days’ written notice to the Agents as specified in the Sales Agreement, and the Lead Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.
The Lead Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on the NYSE American on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of

Offered Shares sold through the Lead Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Lead Agent in connection with the sales of the Offered Shares.
The Company will pay the Lead Agent a Broker Fee of up to 3.0% of the gross sales price per Offered Share sold through the Lead Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agents for certain of their expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agents for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agents’ ongoing diligence, drafting and other filing requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed $2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agents will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable Prospectus Supplement.
Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Lead Agent may agree upon.
None of the Agents is registered as a dealer in any Canadian jurisdiction and, accordingly, no Agent is permitted to and no Agent will, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.
The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; (ii) the termination of the Sales Agreement as provided therein; and (iii) March 1, 2023.
In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.
The NYSE American has approved the listing of the Offered Shares offered hereunder, subject to official notice of issuance. The Company has applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements.
Selling Restrictions Outside of the United States
Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The Company is authorized to issue an unlimited number of Common Shares and up to 8,000,000 Preferred Shares of which 133,091,451 Common Shares and no Preferred Shares are issued and outstanding as of the date hereof. Holders of Common Shares are entitled to one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote), to receive, subject to the holders of another class of shares, any dividend declared by the Company, and to receive, subject to the rights of the holders of another class of shares, the remaining property of the Company on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. As of the date hereof, there are outstanding (a) options outstanding to acquire 10,373,957 Common Shares (b) share purchase warrants to acquire 6,264,520 Common Shares and (c) the 2024 Convertible Debenture, which is convertible at the holder’s option into 3,731,343 Common Shares.
PRIOR SALES
Common Shares
The following table sets out details of an aggregate of 27,095,869 Common Shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement.
Date of Issuance	Price Per Common Share	Number of Common Shares
June 4, 2020(1)	C$3.40	14,753
September 4, 2020(2)	C$3.86	10,204,510
September 16, 2020(3)	C$2.39	20,000
September 16, 2020(3)	C$3.54	13,333
October 2, 2020(3)	C$2.39	40,000
October 8, 2020(4)	C$3.49	1,687,401
January 4, 2021(3)	C$2.39	20,000
January 8, 2021(5)	C$3.60	99,848
January 29, 2021(6)	C$3.31	10,253,128
February 1, 2021(7)	US$2.14	2,336,448
March 3, 2021(7)	US$2.14	2,336,448
March 16, 2021(3)	C$2.39	20,000
April 21, 2021(3)	C$2.39	1,100
April 23, 2021(3)	C$2.39	48,900

Notes:
(1)
Issued pursuant to the exercise of DSUs (as defined herein).

(2)
Issued pursuant to the Company’s $39.4 million bought deal offering of Common Shares.

(3)
Issued pursuant to the exercise of stock options.

(4)
Issued pursuant to option acquisition agreement to acquire 100% interest of San Felipe.

(5)
Issued in satisfaction of payment obligations to a service provider.

(6)
Issued pursuant to the Company’s $33.9 million bought deal offering of Common Shares.

(7)
Issued to Sandstorm Gold on conversion of US$5 million principal amount of the Company’s outstanding convertible debenture.

In addition, on April 29, 2021, the Company issued a C$12.5 million secured convertible debenture due April 28, 2024 (the “2024 Convertible Debenture”) to Royal Capital Management Corp. with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium. The 2024 Convertible Debenture is convertible into Common Shares at the holder’s option at a conversion price of C$3.35 per Common Share.

Options
The following table summarizes details of the stock options to purchase an aggregate of 3,710,000 Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:
Date of Grant	Number of Options Granted	Exercise Price (C$)	Expiry Date
June 15, 2020	120,000	$3.10	June 15, 2023
December 18, 2020	3,590,000	$3.88	December 18, 2023
RSUs and DSUs
The following table summarizes details of restricted share units of the Company (“RSUs”) and deferred share units of the Company (“DSUs”), which may be settled by the issuance of an aggregate of 323,179 Common Shares issued by the Company, during the 12-month period prior to the date of this Prospectus Supplement:
Date of Grant	Number of RSUs/DSUs Granted	Expiry Date
June 9, 2020	154,932 RSUs	December 31, 2022
June 30, 2020	36,834 DSUs	N/A
September 30, 2020	35,852 DSUs	N/A
December 31, 2020	48,835 DSUs	N/A
March 31, 2021	46,726 DSUs	N/A
Warrants
The following table summarizes details of the warrants to purchase an aggregate of 1,000,000 Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:
Date of Issuance	Number of Warrants	Exercise Price (C$)	Expiry Date
July 9, 2020	1,000,000	$3.50	July 9, 2022
TRADING PRICE AND VOLUME
The Common Shares trade on the TSX under the symbol “USA”. On May 14, 2021, being the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$2.73. The price range and trading volume of the Common Shares for each month from May 2020 to May 14, 2021, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume
May 1, 2021 to May 14, 2021	$3.02	$2.53	5,578,678
April 2021	$2.96	$2.64	4,993,680
March 2021	$3.40	$2.54	10,277,995
February 2021	$4.03	$3.17	11,330,223
January 2021	$4.40	$3.09	12,475,123
December 2020	$4.28	$3.34	7,494,348
November 2020	$4.00	$3.23	8,212,055
October 2020	$3.86	$3.23	9,248,073
September 2020	$4.15	$3.35	12,484,523
August 2020	$5.12	$3.50	16,153,648
July 2020	$4.94	$3.25	22,065,093
June 2020	$3.73	$2.83	13,252,486
May 2020	$4.00	$2.85	18,287,016
The Common Shares are listed on the NYSE American under the symbol “USAS”. On May 14, 2021, being the last trading day on the NYSE American prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE American was US$2.26. The price range and trading volume of the Common Shares for each month from May 2020 to May 14, 2021, as reported by the NYSE American, are set out below:
Month	High (US$)	Low (US$)	Total Volume
May 1, 2021 to May 14, 2021	$2.48	$2.08	799,790
April 2021	$2.36	$2.14	1,229,468
March 2021	$2.71	$2.03	3,450,159
February 2021	$3.21	$2.51	2,575,419
January 2021	$3.45	$2.42	2,599,557
December 2020	$3.37	$2.61	3,458,481
November 2020	$3.07	$2.48	1,944,892
October 2020	$2.93	$2.42	1,823,511
September 2020	$3.16	$2.50	3,487,003
August 2020	$3.90	$2.64	3,816,864
July 2020	$3.70	$2.39	4,950,605
June 2020	$2.75	$2.08	3,846,245
May 2020	$2.89	$2.04	3,666,946
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.
No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, passive foreign investment companies, controlled foreign corporations, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, synthetic security, constructive sale, or other integrated arrangement; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships or other “pass-through” entities; or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.
If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.
Ownership and Disposition of Offered Shares
The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.
Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares”). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Offered Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules
If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.
In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein.
U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares.
Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares and the availability of certain U.S. tax elections under the PFIC rules.
Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable prevailing on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.
Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.
Backup Withholding and Information Reporting
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS
Information regarding certain experts is contained in the Prospectus under “Interest of Experts” and remains current to the date hereof.
LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters. Certain legal matters in connection with the Offering will be passed upon for H.C. Wainwright & Co., LLC by Ellenoff Grossman & Schole LLP, New York, NY, as to United States legal matters.
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
Americas Gold is a Canadian company. Some of the Company’s directors and executive officers live outside the United States. Some of the assets of the Company’s directors and executive officers and some of the Company’s assets are located outside the United States. As a result, it may be difficult or impossible to serve process on the Company or on such persons in the United States or to obtain or enforce judgments obtained in United States courts or Canadian courts against them or the Company based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
The Company filed with the SEC, concurrently with the registration statement on Form F-10 that incorporates this Prospectus Supplement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System, with an address at 1015 15th Street, NW, Suite 1000, Washington, District of Columbia 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the registration statement on Form F-10 and the related Prospectus Supplement.
AUDITOR, TRANSFER AGENT AND REGISTRAR
The auditor of the Company is PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, of Toronto, Ontario located at 18 York Street, Suite 2600, Toronto, ON M5J 0B2. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. located at its offices in Toronto, Ontario.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).
The Company files annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada, except Quebec, and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada, except Quebec, on SEDAR at www.sedar.com. You may read and download some of the documents that the Company has filed on EDGAR at www.sec.gov/edgar.shtml.

SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering January 29, 2021
AMERICAS GOLD AND SILVER CORPORATION
C$75,000,000
Common Shares
Subscription Receipts
Warrants
Debt Securities
Units
Americas Gold and Silver Corporation (“Americas Gold and Silver”, “we”, “us”, “our” or the “Company”) may from time to time offer and issue the following securities: (i) common shares (the “Common Shares”); (ii) subscription receipts (the “Subscription Receipts”); (iii) warrants (the “Warrants”); (iv) senior or subordinated secured or unsecured debt securities (collectively, “Debt Securities”); and (v) securities comprised of more than one of the Common Shares, Subscription Receipts, Warrants and/or Debt Securities offered together as a unit (the “Units”). The Common Shares, Subscription Receipts, Warrants, Debt Securities and Units (collectively, the “Securities”) may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”) to be incorporated by reference in this short form base shelf prospectus (the “Prospectus”) for the purpose of such offering. Certain current or future holders of Common Shares (“Selling Securityholders”) may also offer and sell Common Shares pursuant to this Prospectus.
All shelf information not included in this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. The aggregate initial offering price of Securities that may be sold pursuant to this Prospectus during the 25-month period that this Prospectus, including any amendments hereto, remains valid, including by way of transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), is limited to C$75,000,000 (or the equivalent thereof in any other currency used to denominate Securities based on the applicable exchange rate at the time of issuance of such Securities).
We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States.
The consolidated financial statements of the Company incorporated by reference herein are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.
Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this Prospectus or in any Prospectus Supplement may be residents of Canada and that a substantial portion of the Company’s assets and all or a substantial portion of the assets of such persons may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
You should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however,
(continued on next page)

(continued from cover)
this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (A) in the case of Common Shares, (i) the person offering the shares (the Company and/or the Selling Securityholder(s)); (ii) the number of Common Shares offered; (iii) the offering price (in the event that the offering is a fixed price distribution); (iv) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); and (v) any other material specific terms; (B) in the case of Subscription Receipts, (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered and whether the price is payable in instalments; (iii) conditions to the exchange of Subscription Receipts for Securities and the consequences of such conditions not being satisfied; (iv) the procedures for the exchange of the Subscription Receipts for Securities; (v) the number of underlying Securities that may be exchanged upon exercise of each Subscription Receipt; (vi) the dates or periods during which the Subscription Receipts may be exchanged for Securities; (vii) whether the Subscription Receipts and underlying Securities will be listed on any securities exchange; (viii) whether the Subscription Receipts and underlying Securities will be issued in fully registered or “book-entry only” form; (ix) any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; (x) any risk factors associated with the Subscription Receipts and underlying Securities; and (xi) any other material specific terms; (C) in the case of Warrants, (i) the designation of the Warrants; (ii) the aggregate number of Warrants offered and the offering price; (iii) the quantity and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable; (vi) any minimum or maximum number of Warrants that may be exercised at any one time; (vii) whether the Warrants will be listed on any securities exchange; (viii) any terms, procedures and limitations relating to the transferability or exercise of the Warrants; (ix) whether the Warrants will be issued in fully registered or “book-entry only” form; (x) any other rights, privileges, restrictions and conditions attaching to the Warrants; (xi) any risk factors associated with the Warrants; and (xii) any other material specific terms; (D) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms; and (E) in the case of Units, (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units; (iii) whether the Units will be issued in fully registered or “book-entry only” form; (iv) any risk factors associated with the Units; (v) whether the Units and the Securities comprising the Units will be listed on any securities exchange; and (vi) any other material specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “USA” and on the NYSE American LLC (the “NYSE American”) under the symbol “USAS”. On January 28, 2021, the last reported sale price of the Common Shares on the TSX was C$3.39 per Common Share and on the NYSE American was US$2.65 per Common Share. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these Securities may be sold and purchasers may not be able to resell any Subscription Receipts, Warrants or Units purchased under this Prospectus and the applicable Prospectus Supplements. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” as well as the “Risk Factors” section of the applicable Prospectus Supplement.
The Securities may be sold to or through underwriters or dealers purchasing as principals, by the Company and/or, in the case of Common Shares, the Selling Securityholders or to one or more purchasers, directly pursuant to applicable statutory exemptions or through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See “Plan of Distribution”. Each Prospectus Supplement will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Securityholders) and each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities to which the Prospectus Supplement relates, and will also set forth the method of distribution and the
(continued on next page)

(continued from cover)
terms of the offering of such Securities including the net proceeds to the Company or, in the case of Common Shares, to the Company and/or the Selling Securityholders, as the case may be, and, to the extent applicable, any fees, discounts or other compensation payable to the underwriters, dealers or agents. Unless otherwise specified in a Prospectus Supplement, the offerings are subject to approval of certain legal matters by Blake, Cassels & Graydon LLP on behalf of the Company.
Subject to any applicable securities legislation, and other than in relation to an offering by way of sales deemed to be an “at-the-market distribution”, in connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
Americas Gold and Silver’s head office and registered office is located at 145 King Street West, Toronto, Ontario, M5H 1J8, Canada.
Alan Edwards and Manuel Rivera, two of the Company’s directors, reside outside of Canada and each has appointed Americas Gold and Silver Corporation, 145 King Street West, Toronto, Ontario, M5H 1J8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process. See “Service of Process and Enforceability of Civil Liabilities”.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.
Except as noted, all dollar amounts are expressed in U.S. Dollars. All references to “US$” or “$” are to U.S. Dollars and all references to “C$” are to Canadian Dollars. The exchange rate reported by the Bank of Canada for January 28, 2021 was C$1.00 = US$0.7806 or US$1.00 = C$1.2810.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements made in this Prospectus, including the documents incorporated by reference herein, contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this Prospectus and the documents incorporated by reference herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this Prospectus and the documents incorporated by reference herein, include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; the impairment of mining interests and non-producing properties; the anticipated cash flow and production results of the Company for the period set out under the heading “Use of Proceeds — Management 12-month Cash Flow Forecast”; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, expected recoverability of stacked gold ounces, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; capital expenditures; the Company’s ability to ramp up to and reach full production at, and to operate, Relief Canyon (as defined herein) on expected timelines and any impact of the COVID-19 pandemic affecting the achievement of those milestones; issues relating to the COVID-19 pandemic and its resurgence affecting the Company’s Cosalá Operations (as defined herein); any further exercise of the Over-Allotment Option (as defined herein); the potential for the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the restart and resumption of mining activities thereat; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the liquidity of the Common Shares; and other events or conditions that may occur in the future.
Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, which may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Prospectus, including the documents incorporated by reference herein, include, but are not limited to: risks associated with market fluctuations in commodity prices; risks related to changing global economic conditions (including the market reaction to the COVID-19 pandemic), which may affect the Company’s results of operations and financial condition; actual and potential risks and uncertainties relating to the ultimate geographic spread of COVID-19, the severity of the disease and the duration of the COVID-19 pandemic and issues relating to its resurgence, including potential material adverse effects on our business, operations and financial performance; actions that have been and may be taken by governmental authorities to contain COVID-19 or to treat its impact on our business; the actual and potential negative impacts of COVID-19 on the global economy and financial markets; the Company is dependent on the success of Relief Canyon, as well as its Cosalá Operations and the Galena Complex (as defined herein), which are exposed to operational risks; risks related to mineral reserves and mineral resources, development and production and the Company’s ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding; some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the

Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; the Company may engage in hedging activities; risks associated with the Company’s business objectives; risks related to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; and risks related to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks related to there currently being no trading market for any Subscription Receipts, Warrants or Units that may be offered pursuant to this Prospectus and any Prospectus Supplement.
This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Forward-Looking Statements” in the “Management’s Discussion and Analysis” contained in our Annual MD&A (as defined herein). Investors and others should carefully consider these risks and other factors and not place undue reliance on the forward-looking statements. Further information regarding these risks and other risk factors is included in the Company’s public filings with provincial securities regulatory authorities which can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and with the SEC which can be found on the Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov/edgar.shtml.
The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this Prospectus and the documents incorporated by reference herein are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: our budget, including expected costs and cash flows, and the assumptions regarding market conditions and other factors upon which we have based our expenditure expectations; our ability to raise additional capital to proceed with our exploration, development and operations plans, our recapitalization plan for the Galena Complex (the “Recapitalization Plan”); the timing of ramp-up to and achievement of full production at Relief Canyon; the Company’s production estimates at Relief Canyon; financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; our operations and key suppliers are essential services or business, and our employees, contractors and subcontractors will be available to continue exploration, development and operation activities; our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes; our expectations regarding the demand for, and supply and price of, precious metals; our expectations regarding tax rates, currency exchange rates, and interest rates; our mineral reserve and mineral resource estimates, and the assumptions upon which they are based; our ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development, exploration or operational risks. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.
In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this Prospectus is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.
See Appendix A to the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC.
The following documents of the Company, filed with securities commissions or similar authorities in Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference in and form an integral part of this Prospectus:
(a)
the Company’s annual information form dated March 9, 2020 for the year ended December 31, 2019 (the “Annual Information Form”);

(b)
the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018 and the reports of the auditor thereon;

(c)
management’s discussion and analysis of the Company for the year ended December 31, 2019 (the “Annual MD&A “);

(d)
the condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 and 2019;

(e)
management’s discussion and analysis of the Company for the three and nine months ended September 30, 2020 (the “Interim MD&A “);

(f)
the management information circular of the Company dated April 3, 2020 with respect to the annual meeting of shareholders of the Company held on May 14, 2020;

(g)
the material change report of the Company dated May 7, 2020 in respect of the Company’s C$25 million bought deal offering of Common Shares (the “May 2020 Offering”);

(h)
the material change report of the Company dated August 21, 2020 in respect of the Company’s C$35 million bought deal offering of Common Shares (the “August 2020 Offering”); and

(i)
the material change report of the Company dated January 19, 2021 in respect of the Company’s C$30 million bought deal offering of Common Shares (the “January 2021 Offering”).

All documents of the Company of the type described in Section 11.1(1) of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 — Short Form Prospectus Distributions (“NI 44-101”), if filed by the Company with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and during the currency of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.
Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at its head office at 145 King Street West, Suite 2870, Toronto, Ontario, M5H 1J8, Canada, telephone (416) 848-9503, and are also available electronically in Canada through the SEDAR website at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.
Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.
A Prospectus Supplement containing the specific terms in respect of any Securities and the offering thereof will be delivered, together with this Prospectus, to purchasers of such Securities (except in cases where an exemption from such delivery requirements has been obtained) and will be deemed to be incorporated in this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement, but only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.
Any statement contained herein, including any document (or part of a document) incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other currently or subsequently filed document (or part of a document) that is later dated and also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
Upon a new interim financial report and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related management’s discussion and analysis of the Company and the previous interim financial report and related management’s discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, notwithstanding anything herein to the contrary, the following documents shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed prior to the beginning of the Company’s financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of shareholders of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.
DESCRIPTION OF THE BUSINESS
General
Americas Gold and Silver is a publicly-listed precious metals mining company engaged in the evaluation, acquisition, exploration, development and operation of precious and polymetallic mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. Americas Gold and Silver’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects.
The Company owns the Relief Canyon project (“Relief Canyon”) in Nevada, U.S.A. Relief Canyon encompasses an open pit mine and heap leach processing facility. The Company completed construction of Relief Canyon in late January 2020, with first gold production occurring on February 17, 2020, less than nine months since the start of construction in mid-May 2019 following closing of the Company’s acquisition of Pershing Gold. The Company achieved commercial production at Relief Canyon as of January 11, 2021. See “— Relief Canyon Update” for further information regarding Relief Canyon.
The Company also currently owns and operates the Cosalá Operations in Sinaloa, Mexico (the “Cosalá Operations”), which includes the Nuestra Señora silver-zinc-copper-lead mine, the San Rafael silver-zinc-lead mine and the EC120 silver-copper project and manages the 60%-owned Galena Complex in Idaho, U.S.A. (the “Galena Complex”). In the third quarter of 2020, the Company exercised its option to acquire a 100% interest in the San Felipe development project (“San Felipe”) in Sonora, Mexico, and the acquisition of the 100% interest in San Felipe was completed on October 8, 2020.
Americas Gold and Silver was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act. On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”). Following the completion of the Pershing Gold Transaction, the Company changed its name to Americas Gold and Silver Corporation pursuant to articles of amendment dated effective September 3, 2019.
Americas Gold and Silver’s head office and registered office is located at 145 King Street West, Toronto, Ontario, M5H 1J8, Canada and our general corporate phone number is (416) 848-9503.
Consistent with past practice and in the normal course, the Company may have outstanding non-binding letters of intent and/or conditional agreements or may otherwise be engaged in discussions with respect to possible acquisitions and/or investments which may or may not be material. However, there can be no assurance that any of these letters, agreements and/or discussions will result in an acquisition or investment and, if they do, what the final terms or timing of any acquisition or investment would be. The Company expects to continue to actively pursue acquisition and investment opportunities during the period that this Prospectus remains valid.
Relief Canyon Update
On January 11, 2021, the Company announced that Relief Canyon had achieved commercial production with full ramp-up from the operation targeted by mid-May 2021.

The Company believes that with the achievement of commercial production in January 2021 and with the full ramp-up of operations by mid-May 2021, it will be able to realize sales which will generate net revenues based on a price per ounce consistent with recent spot prices. The Company expects cash flows from ongoing operations at Relief Canyon to sustain the Company’s consolidated operations, including the funding of any ongoing working capital requirements and debt service obligations, as required. Consistent with past practice, the Company expects to release its 2021 production outlook in mid-February 2021. While the Company has not yet reached a final determination with respect to its expected gold production for fiscal 2021, the Company expects that, in light of the delay in Relief Canyon achieving commercial production in early January 2021 and the continuing ramp-up to full production expected in mid-May 2021, fiscal 2021 production at Relief Canyon will be lower than the expected average annual production for the mine going forward. Forecasts of future production are estimates based on interpretation and assumptions. See “Risk Factors — The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry” in this Prospectus and “Risk Factors — Mineral Reserves and Resources, Development and Production” in the Annual Information Form.
Using the Relief Canyon Technical Report (as defined herein), the Company conducted economic and cash flow analysis for Relief Canyon using US$1,290/oz gold and US$16.75/oz silver in three scenarios: pre-tax, after-tax with a loss carry-forward and after-tax without the loss carry-forward. The pre-tax cash flow is estimated at approximately US$203.6 million. However, Pershing Gold had approximately US$73.2 million in net operating losses that can be utilized to reduce the mine’s taxable income, which will lower the amount of income taxes paid over the life of the mine, subject to change in ownership tax limitations. The after-tax cash flow factoring change in ownership tax limitations is estimated at US$168.3 million. The after-tax (with available loss carry-forwards) NPV at a 5.0 percent discount rate is US$126.5 million and the IRR is 79.6 percent. If the US$73.2 million in net operating losses were not carried forward with the project, the after-tax cash flow is estimated at US$167.0 million, an after-tax NPV at a 5.0 percent discount rate is US$125.5 million and the IRR is 79.0 percent.
Galena Complex Update
The Galena Complex is benefiting from the Recapitalization Plan that commenced in October 2019 as evidenced from the year-over-year production increase in the fourth quarter of 2020. Production in the fourth quarter of 2020 increased to approximately 295,000 ounces of silver and 5.8 million pounds of lead compared with 160,000 ounces of silver and 2.6 million pounds of lead in the fourth quarter of 2019. The Company anticipates that it can increase production of silver in 2022 based on the continued success of drilling on the 360 Complex. This anticipated increase will require replacement of the Galena hoist as well as continued development on the 3700 and 4300 levels. The Company estimates the required capital for this project to be approximately US$20 million.
The most recent drilling from the 4300 Level targeting the upper zones of the 360 Complex adds to the recent drill success. The Company expects that development on the 5500 Level to establish a new drill station east of the #3 shaft will be completed by mid-February 2021. This drill station is expected to provide a better angle to target the Triple Point (intersection of the Silver, 175 and 185 Veins) as well as the down dip extension of the 360 Complex. The Company is targeting further mineral resource additions at the Galena Complex for the remainder of Phase 1 drilling through June 2021.
Continuing Operations and Actual and Anticipated Impact of COVID-19
The effect of the COVID-19 pandemic on the Company’s operations has been varied. At Relief Canyon, the COVID-19 pandemic and associated restrictions previously limited the Company’s ability to promptly troubleshoot ramp-up issues and were a factor in delaying the achievement of commercial production. COVID-19 was detected among certain key personnel at Relief Canyon in December 2020, following which the Company implemented measures to isolate those diagnosed with COVID-19 and to prevent further spread and infection, and these measures appear to have been successful, with no further cases being detected. The Company’s top priority is to maintain the health and safety of its employees and contractors, their families and the community, and is following COVID-19 safety measures and guidance from public health authorities regarding response and containment measures.

In addition, the Company temporarily halted mining and processing operations at the Cosalá Operations as a result of an illegal blockade of the Cosalá Operations. On March 31, 2020, the Government of Mexico declared a national health emergency with extraordinary measures due to the COVID-19 pandemic, and instituted a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining activities, until April 30, 2020 (later extended to May 31, 2020). The Company’s efforts at resolving the illegal blockade were prolonged by the temporary closure of Mexican government offices as Mexico continues to be significantly impacted by COVID-19.
As a result of the rapidly changing and ongoing uncertainty caused by the COVID-19 pandemic, the Company withdrew its full year 2020 guidance on May 4, 2020. The Company will continue to target safe and effective execution of its operation and production plans. The Company does not expect that these factors will materially impact its growth plans and previously provided outlook for 2021 and beyond, as applicable. The Company continues to assess the potential impacts of the COVID-19 pandemic on operations.
May 2020 Offering
The following chart includes a reconciliation of the manner in which the net proceeds from the May 2020 Offering were used by the Company through December 31, 2020 compared to the disclosure in the Company’s prospectus supplement dated May 7, 2020 (the “May 2020 Prospectus Supplement”) to the base shelf prospectus of the Company dated June 28, 2019.
Disclosure in the May 2020 Prospectus Supplement	Use of Proceeds (as at December 31, 2020)

The net proceeds from the Offering are expected to be used by the Company for working capital and general corporate purposes and primarily for the exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production and the operation of the Cosalá Operations.

The net proceeds of the May 2020 Offering have been used as follows:
•
approximately C$19.7 million have been used to advance development at Relief Canyon, including contractor and operating costs, leach pad construction, payroll and benefits, reagent and other operating supplies, equipment lease payments and land payments;

•
approximately C$3.3 million have been used for care and maintenance at the Cosalá Operations, including payroll and concession payments; and

•
approximately C$4.4 million have been used for working capital and other general corporate purposes.

August 2020 Offering
The following chart includes a reconciliation of the manner in which the net proceeds from the August 2020 Offering were used by the Company through December 31, 2020 compared to the disclosure in the Company’s short form prospectus dated August 31, 2020 (the “August 2020 Prospectus”).

Disclosure in the August 2020 Prospectus		Use of Proceeds (as at December 31, 2020)

The Company intends to use the net proceeds of the Offering to bring the Relief Canyon mine into commercial production, to resume mining activities and operations at the Cosalá Operations and for working capital and general corporate purposes, as set out in further detail below:

The net proceeds of the August 2020 Offering have been used as follows:
•
approximately C$19.1 million for development costs to achieve commercial production at Relief Canyon;

•
approximately C$3.6 million on care and maintenance costs at the Cosalá Operations;

•
approximately C$3.5 million on repayment of debt obligation and debt servicing costs;

•
approximately C$1.0 million on general corporate and administrative expenses; and

•
approximately C$6.1 million on other

Use of Proceeds	Amount (C$ million)
Relief Canyon development costs to achieve commercial production ...............................	5.9
Resumption of mining activities and operations at the Cosalá Operations ...........	9.0
Payment of suppliers.................................	3.3
Mine inspection and rehabilitation............	1.2
Working capital.........................................	4.5
General corporate and administrative expenses .....................................................	1.3
Additional working capital purposes ...........	17.1
TOTAL .....................................................	33.3

The primary differences between the anticipated use of proceeds disclosed in the August 2020 Prospectus and the actual application of proceeds of the August 2020 Offering are as follows:
•
following the resumption of the illegal blockade at the Cosalá Operations, the Company did not make planned expenditures for the resumption of mining activities and operations at the Cosalá Operations and has instead spent C$3.6 million on care and maintenance expenses. The difference of C$5.4 million of the net proceeds of the August 2020 Offering initially allocated for resumption of mining activities and operations at the Cosalá Operations were re-allocated to development costs to achieve commercial production at Relief Canyon, as set out in greater detail below;

•
approximately C$10.7 million of the net proceeds of the August 2020 Offering initially allocated for working capital purposes were re-allocated for development costs to achieve commercial production at Relief Canyon, as set out in greater detail below; and

•
the C$3.5 million of debt repayment that was previously included in additional working capital has been shown separately in the chart showing actual use of the proceeds of the August 2020 Offering.

The net proceeds of the August 2020 Offering that were re-allocated to development costs to achieve commercial production at Relief Canyon were predominantly utilized in connection with payments to the mining contractor, reagents, diesel, equipment lessors, drilling and explosives, consultants, employee-related expenses, and other operating costs. The achievement of commercial production is a capital intensive process, and Relief Canyon experienced start-up challenges typical of a heap leach operation as well as a structural failure to its large radial stacker which resulted in reduced stacking rates from the use of a temporary stacker until the large radial stacker returned to operations in early December 2020. In response to certain of these challenges the Company and its consultants undertook an analysis of the operation’s performance and implemented a number of procedural changes to address these challenges, including improved ore control, increased training, standardization of operating practices and reagent optimization. In addition, such challenges were further exacerbated by the impact of COVID-19 limiting accessibility of consultants and senior staff to site. These challenges ultimately resulted in additional time and development-related costs to bring Relief Canyon into commercial production.
January 2021 Offering
The January 2021 Offering closed on January 29, 2021. The underwriters of the January 2021 Offering were granted an option (the “Over-Allotment Option”), exercisable at their sole discretion in whole or in part at any time until 11:59 p.m. (Toronto time) on that date that is 30 days after the closing of the January 2021 Offering, to purchase up to an additional 1,359,525 Common Shares at the price of C$3.31 per Common Share for the purposes of market stabilization and covering the Underwriters’ over-allocation position, if any. The Over-Allotment Option was exercised in part by the Underwriters with respect to 1,189,628 Common Shares for additional net proceeds to the Company of approximately C$3.6 million, with closing of such exercise occurring on January 29, 2021. The net proceeds to the Company of the January 2021 Offering, including the net proceeds of the partial exercise of the Over-Allotment Option, were approximately C$32.3 million, before deducing expenses of the January 2021 Offering, estimated to be about C$400,000. The following chart sets out the anticipated use of proceeds of the January 2021 Offering as of the date hereof:
Use of Proceeds(1)	Amount
(C$ million)
Working capital purposes at Relief Canyon to proceed towards full production	7.9
Development and exploration at the Galena Complex	4.0
Care and maintenance at the Cosalá Operations(2)	2.2
General corporate and administrative expenses	1.6
Repayment of outstanding debt obligations	9.3(3)
Working capital purposes	6.9
TOTAL	31.9

Notes:
(1)
Includes partial exercise of the Over-Allotment Option. The net proceeds to be used for working capital purposes will be increased to the extent of any further exercise of the Over-Allotment.

(2)
The Company continues to work with all legitimate stakeholders and remains hopeful that a resolution to the illegal blockade at the Cosalá Operations can be achieved and operations can re-commence. However, the Company does not believe there are conditions currently present to invest the required capital to re-start the Cosalá Operations and intends to keep the Cosalá Operations on care and maintenance until such conditions are present.

(3)
Includes repayment of the remaining US$4.4 million (C$5.6 million) outstanding under the precious metals delivery and purchase agreement dated January 16, 2020 between the Company and Macquarie Bank Ltd., as amended, and of the remaining US$2.9 million (C$3.7 million) under the pre-payment facility dated January 29, 2017 between the Company and Metagris S.A. de C.V., a subsidiary of Glencore PLC, as amended.

Management 12-month Cash Flow Forecast
The Company’s current available financial resources (including the net proceeds of the January 2021 Offering (assuming no further exercise of the Over-Allotment Option)) and the anticipated cash flow from Relief Canyon are expected to provide sufficient financial resources to fund the Company’s planned operations and cash requirements for at least 12 months following the date of this Prospectus and to generate consolidated positive net cash flows during such 12-month period, as shown in greater detail in the chart below.
Based on the management-prepared cash flow forecast scenario outlined below, the Company anticipates that Relief Canyon will generate free cash flow for the Company of approximately US$28 million to US$43 million (approximately C$36 million to C$56 million) over the 12-month period following the date of this Prospectus, net of gold ounces to be repaid pursuant to the Delivery and Purchase Agreement (as defined below). The Company also anticipates consolidated net cash flows of approximately C$18.6 million in the 12 months following the date of this Prospectus, including to carry out its planned exploration and development programs at its properties, repayment of existing obligations, and to fund working capital and operating, general and administrative expenses of the Company.

Net Cash Flows	Amount
(Over the 12-Month Period from the date of this Prospectus)	(C$ million)
Cash inflows
Net proceeds of the January 2021 Offering	31.9(1)
Projected net cash flow from Relief Canyon	44.8
Total cash inflows	76.7
Cash outflows
Proceeds of the January 2021 Offering to advance Relief Canyon to full production	(7.9)
Galena Complex capital, development, exploration	(7.9)
Care and maintenance of Cosalá Operations	(9.5)(2)
Existing debt obligations and interest	(10.3)
General corporate and administrative expenses	(5.5)
Working capital purposes	(17.0)
Total cash outflows	(58.1)
TOTAL NET CASH FLOW	18.6

Notes:
(1)
Including partial exercise of the Over-Allotment Option and estimated expenses of the January 2021 Offering of approximately C$400,000.

(2)
Assumes an exchange rate of US$1.00 = 20 Mexican pesos.

The Company’s current cash flow forecast for the 12 months following the date of this Prospectus, which has been prepared by management of the Company, assumes, among other things, that: (i) production at Relief Canyon occurs at expected levels, with an average mining rate of approximately 2.1 million tonnes per month and an average of 0.4 million tonnes stacked per month, an average grade of 0.65 g/t Au and a 68% cumulative recovery rate for Au; (ii) using a conservative range within the Company’s current budget for the project of the expected quantity of gold ounces to be sold from Relief Canyon; (iii) metal prices realized on sales of US$1,850/oz Au and US$25/oz Ag; (iv) on a consolidated basis the Company will generate revenues between at least US$145 million and US$155 million over the 12 months from the date of this Prospectus; (v) operating expenses at Relief Canyon fall within the Company’s budgeted range of US$72 million to US$82 million (C$91.7 million to C$104.5 million); (vi) continued production at current levels at the Galena Complex will support the project’s operating costs; (vii) the Cosalá Operations will remain on care and maintenance, with associated expenses of approximately US$7.3 million (C$9.5 million) over the 12 months following the date of this Prospectus; (viii) an exchange rate of US$1.00 = C$1.30; (ix) that it qualifies for forgiveness of the US$4.5 million loan it received from the U.S. government under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”); and (x) monthly repayments of 492 oz Au to Sandstorm Gold Ltd. (“Sandstorm”) pursuant to the Company’s existing precious metals delivery and purchase agreement with Sandstorm (the “Delivery and Purchase Agreement”) in each of the 12 months following the date of this Prospectus.
As at December 31, 2020, the Company had cash resources of approximately C$6.1 million (C$38.0 million after giving effect to January 2021 Offering and partial exercise of the Over-Allotment Option as if has been completed on December 31, 2020) and other non-contingent resources of approximately C$6.6 million in accounts receivable and approximately C$10.1 million in inventories. The Company has not finalized its annual financial statements for the year ended December 31, 2020; however, the Company currently estimates that, as at December 31, 2020, it had sold approximately 5,063 ounces of gold and 14,316 ounces of silver from Relief Canyon and it had, after excluding a non-cash settled derivative liability and the forgivable loan under the Payroll Protection Program, a working capital deficit of approximately C$17.0, including an estimated cash balance of approximately C$6.1 million.
In addition to its available cash resources (including the net proceeds of the January 2021 Offering and partial exercise of Over-Allotment Option) and the anticipated revenue from Relief Canyon, the Company estimates that, as at December 31, 2020, approximately 30,000 ounces of gold have been stacked on the leach pad at Relief Canyon as it heads into full ramp-up of operations. Under IFRS, the gold ounces stacked on the leach pad are grouped with other development costs and classified as long-term assets under the non-producing classification of property, plant and equipment. With the achievement of commercial production Relief Canyon in early January 2021, it is expected that these development costs will be reclassified into various short and long-term balance sheet classifications including inventory, a short-term asset. The Company has already incurred a substantial amount of the costs in respect of these stacked gold ounces, with only certain minor additional costs relating to the recovery, extraction and processing of the gold from the leach pad, as well as sales costs, remaining to be incurred. The Company expects that between approximately 10,000 and 12,500 of the ounces currently stacked on the leach pad will initially be recovered and sold in the next 12 months and that additional ounces will be recovered and available for sale in later periods. Based on current metal prices, the Company expects that, if these initially recovered gold ounces are sold during the 12-month period from the date of this Prospectus, this would generate net proceeds to the Company of approximately US$18.5 million to US$23.1 million (approximately C$24.1 million to C$30.1 million), which are not included in management’s cash flow forecast discussed above. If necessary to address short term liquidity or cash needs, the Company believes that, in addition to other sources of financing similar to those that the Company has previously arranged, it could monetize these ounces currently stacked on the leach pad within two to three weeks. The Company also expects that, through further processing and recovery efforts, additional ounces from the gold currently stacked on the leach pad will be recovered.
The Company anticipates that the Galena Complex will support the project’s operating costs. However, in the event that any of grade, tonnage or metal prices are lower than the Company’s current estimates, additional working capital may be required at the Galena Complex. The Company has recently announced potential further development and exploration work at the Galena Complex, including, completing the necessary engineering requirements, purchasing and installing a replacement hoist at the Galena Complex, and advancing further discretionary development, and exploration required to significantly increase the production at that operation. The Company estimates the required total capital for this project to be approximately US$20 million (on a 100% basis for the joint venture), but the Company and its joint venture partner have not yet made a decision to proceed with the full potential work required. The Company’s currently expected cash requirements for the 12-month period from the date of this Prospectus set out above include approximately US$1.0 million (being the Company’s contribution to the US$6.0 million cost) for the purchase, engineering, and installation of the hoist replacement, but such expenditure remains subject to the approval of its joint venture partner and excludes the discretionary funds for further development and exploration which also remain subject to approval by the Company and its joint venture partner.
The Company also believes that it will qualify for the forgiveness of a loan of US$4.5 million it received from the U.S. government under the CARES Act and intends to apply for such forgiveness before the end of March, 2021. The Company may apply for further assistance under this program as it becomes available.
Daren Dell, P.Eng., a “qualified person” within the meaning of NI 43-101, has reviewed the disclosure relating to the Company’s cash flow forecast prepared by management and other technical information set out herein under the heading “Description of the Business”. See “Interest of Experts”.
The management-prepared 12-month cash flow forecast has been prepared as of the date hereof using assumptions that reflect management’s intended courses of action for the Company and current expectations for the period covered, given management’s judgment as to the most probable set of conditions. The forecast has been prepared after giving effect to the January 2021 Offering (including partial exercise of the Over-Allotment Option).
The assumptions used in the preparation of management’s 12-month cash flow forecast, although considered reasonable by management at the time of preparation, may prove to be incorrect and may not materialize as forecast. Subsequent to the date of the preparation of the forecast, events and circumstances may occur that were unanticipated or that otherwise impact actual results. Accordingly, there is a significant risk that actual results achieved for the forecast period will vary from the forecast results and that such variations may be material. There is no representation that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Important factors that could cause actual results to vary materially from the forecast include those disclosed under “Risk Factors”. See also “Caution Regarding Forward-Looking Information and Statements”.

DESCRIPTION OF SHARE CAPITAL
The Company’s authorized share capital consists of an unlimited number of Common Shares and 8,000,000 Preferred Shares. As of the date of this Prospectus (before giving effect to the issuance of 10,253,128 Common Shares issued on closing of the January 2021 Offering and the concurrent closing of the partial exercise of the Over-Allotment (as defined below)), 118,095,427 Common Shares and no Preferred Shares are issued and are outstanding.
DESCRIPTION OF COMMON SHARES
Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by Americas Gold and Silver; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Americas Gold and Silver on the liquidation, dissolution or winding up of Americas Gold and Silver, whether voluntary or involuntary. Any Prospectus Supplement for Common Shares will set forth the terms and other information with respect to the Common Shares being offered thereby, including: (i) the person offering the shares (the Company and/or the Selling Securityholder(s)); (ii) the number of Common Shares offered; (iii) the offering price (in the event that the offering is a fixed price distribution); (iv) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); and (v) any other material specific terms.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts that may be exchanged by the holders thereof for Securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement. The following description and any description of Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable subscription receipt agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Subscription Receipts.
The Subscription Receipts will be issued under one or more subscription receipt agreements.
Any Prospectus Supplement for Subscription Receipts will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, and may include, where applicable: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered and whether the price is payable in instalments; (iii) conditions to the exchange of Subscription Receipts for Securities and the consequences of such conditions not being satisfied; (iv) the procedures for the exchange of the Subscription Receipts for Securities; (v) the number of underlying Securities that may be exchanged upon exercise of each Subscription Receipt; (vi) the dates or periods during which the Subscription Receipts may be exchanged for Securities; (vii) whether the Subscription Receipts and underlying Securities will be listed on any securities exchange; (viii) whether the Subscription Receipts and underlying Securities will be issued in fully registered or “book-entry only” form; (ix) any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; (x) any risk factors associated with the Subscription Receipts and underlying Securities; and (xi) any other material specific terms.
DESCRIPTION OF DEBT SECURITIES
The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•
the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•
the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•
the covenants applicable to the Debt Securities;

•
the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•
the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•
whether the Debt Securities will be secured or unsecured;

•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•
whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•
the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

•
each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•
if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•
material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•
any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•
any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF WARRANTS
The following sets forth certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such Prospectus Supplement. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements relating to such Warrants.
The Company may issue Warrants for the purchase of Common Shares of the Company. Warrants will be issued under one or more warrant agreements between the Company and a warrant agent that the Company will name in the applicable Prospectus Supplement.
Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, and may include, where applicable: (i) the designation of the Warrants; (ii) the aggregate number of Warrants offered and the offering price; (iii) the quantity and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable; (vi) any minimum or maximum number of Warrants that may be exercised at any one time; (vii) whether the Warrants will be listed on any securities exchange; (viii) any terms, procedures and limitations relating to the transferability or exercise of the Warrants and the underlying Common Shares; (ix) whether the Warrants and underlying Common Shares will be issued in fully registered or “book-entry only” form; (x) any other rights, privileges, restrictions and conditions attaching to the Warrants; (xi) any risk factors associated with the Warrants; and (xii) any other material specific terms.
DESCRIPTION OF UNITS
The following sets forth certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement and collateral arrangements relating to such Units.
The Company may issue Units comprised of more than one of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. Any unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, and may include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units; (iii) whether the Units will be issued in fully registered or “book-entry only” form; (iv) any risk factors associated with the Units; (v) whether the units and the Securities comprising the Units will be listed on any securities exchange; and (vi) any other material specific terms.
EARNINGS COVERAGE RATIOS
Earnings coverage ratios will be provided as required in the Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Trading prices and volume of the Company’s Securities will be provided, as required, in the Prospectus Supplement.
CAPITALIZATION
Other than in connection with the January 2021 Offering (including the partial exercise of the Over-Allotment Option), there have been no material changes in the Company’s share or loan capital on a consolidated basis since September 30, 2020, the date of the most recently filed unaudited consolidated financial statements of the Company.
PRIOR SALES
Prior sales of the Company’s Securities will be provided as required in the Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
The use of proceeds of the sale of each issuance of Securities will be described in the Prospectus Supplement relating to the specific issuance of Securities. The Company will not receive any proceeds from any sale of Common Shares by Selling Securityholders, if any.
PLAN OF DISTRIBUTION
The Securities may be sold (i) to or through underwriters or dealers purchasing as principals, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in and subject to limitations imposed by applicable Canadian securities laws, including NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. The Prospectus Supplement for any of the Securities being offered thereby will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Securityholders) and will set forth the method of distribution and the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to, and the portion of expenses borne by, the Company from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.
The Securities may also be sold (i) directly by the Company and/or, in the case of Common Shares, the Selling Securityholders at such prices and upon such terms as agreed to by the Company and/or the Selling Securityholders, as applicable, and the purchaser or (ii) through agents designated by the Company and/or the Selling Securityholders, as the case may be, from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or the Selling Securityholders, as applicable, to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.
The Company and/or the Selling Securityholders, as applicable, may agree to pay any underwriters used in the sale of Securities a commission for various services relating to the issue and sale of any Securities. Any such commission payable by the Company will be paid out of the general corporate funds of the Company. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the Selling Securityholders to indemnification by the Company and/or the Selling Securityholders, as applicable, against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement and other than an offering by way of sales deemed to be an “at-the-market distribution”), the underwriters, dealers or agents may, subject to any applicable securities legislation, over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time.
In the event that the Company determines to pursue an “at-the-market” offering in Canada, the Company will amend this Prospectus, as necessary, in order to be able to conduct such an offering in accordance with NI 44-102.
SELLING SECURITYHOLDERS
Common Shares may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Common Shares by Selling Securityholders will include the following information, to the extent required by applicable securities laws:
•
the names of the Selling Securityholders;

•
the number or amount of Common Shares owned, controlled or directed by each Selling Securityholder;

•
the number or amount of Common Shares being distributed for the account of each Selling Securityholder;

•
the number or amount of Common Shares to be owned by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Common Shares;

•
whether the Common Shares are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

•
the date or dates the Selling Securityholder acquired the Common Shares;

•
if the Selling Securityholder acquired any Common Shares in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the securityholder in the aggregate and on an average cost per security basis; and

•
if the Selling Securityholder is an associate or affiliate of another person or company named as a principal holder of voting securities in the Company’s information circular, the material facts of the relationship.

RISK FACTORS
Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein for the purposes of that offering, the risk factors listed below and risks described in the documents incorporated by reference in the Prospectus as supplemented by the Prospectus Supplement relating to that offering, including the Company’s then-current annual information form, as well as the Company’s then-current annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, to the extent incorporated by reference herein for the purposes of that particular offering of Securities.
No Market for the Securities.
There is currently no trading market for any Subscription Receipts, Warrants, Debt Securities or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices depends on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Company’s other securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.
The COVID-19 pandemic has and is expected to further negatively affect the Company’s business, operations and financial performance.
In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in certain regions in which the Company conducts its business operations and sells its product, including the United States, Canada and Mexico. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations, have caused disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for gold, silver and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.
To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Mexico and China. In March, the Government of Mexico issued a national COVID-19 related decree for the temporary suspension of all non-essential businesses in the country, including all mining operations, until the end of May 2020, which applied to the Company’s Cosalá Operations. At the end of May 2020, the Government of Mexico declared mining an essential activity and mining operations were generally permitted to resume. However, there can be no assurance that a similar decree will not be issued in the future, that mining activities will continue to be deemed an essential business or that mining activities will not otherwise be suspended in the future if COVID-19 continues to persist or there is a resurgence globally or in any jurisdiction in which the Company’s operations are located. In December 2020, a number of key personnel at Relief Canyon were determined to have COVID-19, and the Company instituted isolation and containment measures to prevent the spread of the virus. At Relief Canyon, the COVID-19 pandemic and associated restrictions previously limited the Company’s ability to promptly troubleshoot ramp-up issues and were a factor in delaying the achievement of commercial production.
The spread of COVID-19 has previously had, and is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and is expected that it may have further adverse effects on our financial performance, as well as the availability of certain key personnel and our ability to successfully execute our operations and business strategies and initiatives. While the restrictions and limitations noted above may be relaxed or rolled back if and when COVID-19 abates, the actions may be reinstated as the pandemic continues to evolve and in response to actual or potential resurgences. The scope and timing of any such reinstatements are difficult to predict and may materially affect the Company’s business, operations and financial condition, and the market price of its common shares or other securities offered hereunder. The risks to the Company of such public health crises also include, but are not limited to, certain impacts, restrictions and limitations on activities which may result in delays in bringing Relief Canyon to full ramp-up of operations on the expected timeline, potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to the COVID-19 pandemic and issues relating to its resurgence, risks to employee health and safety and their availability to conduct the Company’s operations, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Nevada, Idaho, Mexico and other jurisdictions in which the Company operates, increased costs, including those related to labour and fuel and any additional capital being required related to bringing Relief Canyon to full ramp-up of operations, the current temporary suspension of operations at the Cosalá Operations, the related recommencement of such operations, as applicable, and bringing such operations into full production, and the Company’s Recapitalization Plan for the Galena Complex, regulatory changes, political or economic instabilities, civil unrest, the availability of industry experts and personnel. At this point, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control. See “Continuing Operations and Actual and Anticipated Impact of COVID-19”.
The impact of the COVID-19 pandemic continues to create significant uncertainty in the global economy and for the Company’s business, operations, and financial performance.
The COVID-19 pandemic has significantly impacted health and economic conditions throughout the United States, Canada and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains.
The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial performance is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to the Company’s business for the foreseeable future, may heighten many of the risks and uncertainties identified herein, and could have a material adverse impact on the Company’s business, operations or financial performance in a manner that is difficult to predict.
The Company is subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.
The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition. The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.
The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.
The Company currently has three production-level mines: Relief Canyon in Nevada, U.S.A., the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. Relief Canyon was acquired by the Company in April 2019 in connection with the Pershing Gold Transaction and achieved commercial production on January 11, 2020, the Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019 and Cosalá Operations are not currently in operations due to an illegal blockade at the site. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:
•
actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

•
short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

•
mine failures, slope and underground rock failures or equipment failures;

•
industrial accidents;

•
natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;

•
issues relating to the COVID-19 pandemic or other pandemics or national or global health crises;

•
encountering unusual or unexpected geological conditions;

•
changes in power costs and potential power shortages;

•
shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;

•
labour shortages or strikes;

•
acts of terrorism, civil disobedience and protests; and

•
restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production and to operations that are to be expanded. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.
The Company recently achieved commercial production at Relief Canyon; however, it is still in the operational ramp-up phase leading up to full production capacity, which is expected to occur in mid-May 2021. There can be no assurance that significant costs will not be required in the near future in order to achieve full production capacity or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities.
In addition, there can be no assurance that the Company’s estimates and expectations regarding the number of ounces of gold stacked on the leach pad or regarding the ultimate recoverability and monetization of such ounces will prove to be correct in the near term or at all.
Risks Associated with Outstanding Debt.
The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money.
Proposed Changes to Tax Legislation Applicable to the Company’s Properties.
Recently, the Nevada Legislature during its 32nd Special Session passed joint resolutions AJR 1, AJR 2 and SJR 1 (the “Proposed Resolutions”) regarding the taxation of mines and minerals in Nevada, where the Company’s Relief Canyon project is located. Two of the Proposed Resolutions, AJR 1 and SJR 1, seek to repeal the current net proceeds of minerals tax and replace it with a tax of 7.75% applicable to the gross proceeds of mines and minerals. The third Proposed Resolution, AJR 2, would amend the current net proceeds of minerals tax rate cap of 5% and increase the tax rate cap to 12%. Any of the Proposed Resolutions would require an amendment to the Nevada Constitution, and under Section 1 of Article 16 of the Nevada Constitution, a majority of both the Nevada Assembly and Nevada Senate must pass any proposed amendments, which occurred in respect of the Proposed Resolutions during the 32nd Special Session. The Proposed Resolutions will now be submitted for a second vote by the Nevada Legislature during its next legislative session, which is currently scheduled to begin on February 1, 2021. Any form of the Proposed Resolutions that is passed during the next Nevada legislative session will then be submitted to the people of Nevada for a vote to ratify such form of Proposed Resolutions during the immediately subsequent general election, which would be held in late 2022.
Similar legislative amendments were previously proposed in Nevada in 2014, but were ultimately not adopted or enacted. The Company and its advisors are evaluating these recent Proposed Resolutions and their potential impact on the Company and its operations, including the Relief Canyon property. There can be no guarantee that the Proposed Resolutions will be adopted or enacted as proposed or at all, and as such the definitive impact on the Company of such changes in tax legislation remains uncertain at this time.
The ratification of any of the Proposed Resolutions in their current form would result in an increase to the cost of mining in the State of Nevada. These Proposed Resolutions and other changes to legislation and regulation in the United States, as well as similar changes in other jurisdictions may indicate an increasing risk for companies operating in the mining industry to be subject to increasing taxes. If the Proposed Resolutions are enacted, the Company’s activities, cash flows, and financial results may be adversely impacted by these and other changes.
The Company Has a History of Negative Operating Cash Flow and May Continue To Experience Negative Operating Cash Flow.
The Company has a recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for companies in the exploration and/or development stages in respect of material mineral properties, as is the case for the Company and its development of Relief Canyon to the achievement of commercial production and in light of the ongoing shutdown of operations at its Cosalá Operations due to the illegal blockade. With commercial production having been declared at Relief Canyon the Company anticipates that it will soon generate positive net cash flow on a consolidated basis. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.
The Company’s Working Capital Requirements May Be Higher than Anticipated and/or Its Revenue May Be Lower than Anticipated Over Relevant Periods.
The Company’s current available financial resources and the anticipated cash flow from Relief Canyon, are expected to provide sufficient financial resources to fund the Company’s planned operations and cash requirements for at least 12 months following the date of this Prospectus. However, there is a risk that working capital requirements over that time period will be greater than anticipated, or that revenues may be lower than anticipated.
The Company’s revenues over the 12 months from the date of this Prospectus may be lower than anticipated. Relief Canyon achieved commercial production in early January 2021 and is currently ramping up to full production in mid-May 2021. The Company’s actual production at Relief Canyon, the price realized on sales of gold, and revenues from such sales, may be lower than anticipated. Moreover, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.
Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: delays in achieving full production Relief Canyon; the costs to achieve full production at Relief Canyon and/or to maintain production at expected levels, or operating costs at Relief Canyon may be higher than expected; unanticipated capital requirements at the Galena Complex; costs relating to maintaining the Cosalá Operations on care and maintenance may be higher than anticipated; the Company may make a decision to re-open the Cosalá Operations and resume mining activities at the mine, and costs relating to such re-opening and resumption of mining activities may be higher than the care and maintenance costs would have been; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events or public health crises, or a resurgence or worsening of the COVID-19 pandemic and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors, including the ongoing impact of COVID-19, are not within the Company’s control.
The Company expects to achieve net cash flow over the 12 months following the date of this Prospectus, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Caution Regarding Forward-Looking Information and Statements” and “Description of the Business — Management 12-month Cash Flow Forecast”.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.
The applicable Prospectus Supplement will also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with offered Securities will be passed upon by Blake, Cassels & Graydon LLP with respect to matters of Canadian law on behalf of the Company.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Company is PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, of Toronto, Ontario located at 18 York Street, Suite 2600, Toronto, ON M5J 0B2.
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. located at its offices in Toronto, Ontario.
INTEREST OF EXPERTS
PricewaterhouseCoopers LLP, as auditors of the Company, have advised that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with Public Company Accounting Oversight Board Rule 3520, Auditor Independence. Certain of the scientific and technical information relating to the Company’s mineral projects in the documents incorporated by reference herein has been derived from technical reports prepared by the experts named below and has been included in reliance on such person’s expertise. Copies of the technical reports can be accessed online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Daren Dell, P.Eng., Shawn Wilson, P.Eng., Neil de Bruin, P.Geo., and James Stonehouse, SME (RM), have acted as qualified persons in connection with the technical report entitled “Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study” dated May 17, 2019 and prepared in accordance with NI 43-101 and have reviewed and approved the information related to the San Rafael Mine and the EC120 project contained or incorporated by reference in this Prospectus.
Jim Atkinson, P.Geo., Daren Dell, P.Eng, and Dan Hussey, C.P.G. have acted as qualified persons in connection with the technical report entitled “Technical Report, Galena Complex, Shoshone County, Idaho,

USA” dated December 23, 2016 and prepared in accordance with NI 43-101 (the “Galena Technical Report”) and have reviewed and approved the information related to the Galena Complex contained or incorporated by reference in this Prospectus.
Paul Tietz of Mine Development Associates (“MDA”) has acted as a qualified person in connection with the technical report entitled “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico” dated May 3, 2018 and prepared in accordance with NI 43-101 and has reviewed and approved the information related to the San Felipe project contained or incorporated by reference in this Prospectus.
All other scientific and technical information in this Prospectus and relating to mineral projects or properties material to Americas Gold and Silver, including information about the El Cajón and Zone 120 project, the Galena Complex and the San Felipe project given after the date of the applicable technical report, has been reviewed and approved by Daren Dell, P.Eng, the Chief Operating Officer of the Corporation, who is a qualified person under NI 43-101.
Paul Tietz, P.Geo. and Neil B. Prenn, P.Eng of MDA Carl E. Defilippi, R.M SME. of Kappes, Cassiday and Associates and Mark Jorgensen, Q.P. of Jorgensen Engineering and Technical Services have acted as qualified persons in connection with the technical report entitled “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated July 6, 2018 and prepared in accordance with NI 43-10 and have reviewed and approved the information related to the Relief Canyon Project contained or incorporated by reference in this Prospectus.
Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the technical reports referred to above or following the preparation of such technical reports. None of the aforementioned firms or persons received any direct or indirect interest in any of our securities or property or of any of our associates or affiliates in connection with the preparation of such technical reports.
None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than Jim Atkinson, P.Geo., Dan Hussey, C.P.G., and James Stonehouse, SME (RM), each of whom was employed by the Company at the time of preparation of the applicable technical report, and Daren Dell, P.Eng., Shawn Wilson, P.Eng., and Neil de Bruin, P.Geo., each of whom was at the time of was at the time of preparation of the applicable technical report(s) and remains as of the date of this Prospectus employed by the Company or one of its subsidiaries.
SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
We are a Canadian company. Some of our directors and executive officers live outside the United States. Some of the assets of our directors and executive officers and some of our assets are located outside the United States. As a result, it may be difficult or impossible to serve process on us or on such persons in the United States or to obtain or enforce judgments obtained in United States courts or Canadian courts against them or us based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
The Company filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 1015 15th Street, NW, Suite 1000, Washington, District of Columbia 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the registration statement on Form F-10.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the registration statement on Form F-10 relating to the Securities, of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company’s directors and officers; (4) the consents of the “qualified persons” referred to in this Prospectus under “Interest of Experts”; and (5) a copy of the form of indenture for Debt Securities. A copy of the form of any applicable warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the United States Securities Exchange Act of 1934, as amended.
WHERE TO FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and download any public document that we have filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. You may read and download some of the documents that we have filed with the SEC on EDGAR at www.sec.gov/edgar.shtml.